UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42155

Ping An Biomedical Co., Ltd.
(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Ping An Biomedical Co., Ltd. (“we,” “our,” “us,” or the “Company”), held an Extraordinary General Meeting (the “Meeting”) of shareholders on October 29, 2026, at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong Kowloon, Hong Kong, commencing at 10 P.M., Hong Kong Time. The record date for the determination of shareholders entitled to vote at the meeting was September 29, 2026, and there were 112,867,000 Class A Ordinary Shares and 12,250,000 Class B Ordinary Shares issued and outstanding. Each Class B Ordinary Share was entitled to 100 votes.

All resolutions were resolved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal 1

TO RESOLVE as an ordinary resolution to ratify the share consolidation with a ratio of forty (40)-for-one (1) (the “Share Consolidation”) such that (i) every forty (40) issued and unissued class A ordinary shares of par value US$0.0000625 each, in authorized share capital of the Company be consolidated into one class A ordinary share of par value US$0.0025 each, and (ii) every forty (40) issued and unissued class B ordinary shares of par value US$0.0000625 each, in authorized share capital of the Company be consolidated into one class B ordinary share of par value US$0.0025 each, taking effect on 23 October 2026 (the “Effective Date”) and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$312,500 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0000625 each and 100,000,000 class B ordinary shares of a par value US$0.0000625 each, to US$312,500 divided into 122,500,000 class A ordinary shares of a par value US$0.0025 each and 2,500,000 class B ordinary shares of a par value US$0.0025 each, which was previously adopted by a unanimous written resolution of the board of directors of the Company (the “Board”) passed on 6 August, 2026 as authorized by an ordinary resolution passed at the previous annual general meeting held on 18 March, 2026 (the “Ratification of the Share Consolidation”).

For	Against	Abstain
1,294,500,069	30,150	0

[1]	Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

Proposal 2

TO RESOLVE as a special resolution, subject to approval by the shareholders of Proposal One, to ratify the adoption of the third amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 (the “Third Amended and Restated M&A”) to reflect the Share Consolidation taking effect on the Effective Date, which was previously adopted by a unanimous written resolution of the Board passed on 6 August, 2026 as authorized by a special resolution passed at the previous annual general meeting held on 18 March, 2026 (the “Adoption of the Third Amended and Restated M&A”).

For	Against	Abstain
1,294,500,069	30,150	0

[1]	Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

Proposal 3

TO RESOLVE as an ordinary resolution, subject to the Adoption of the Third Amended and Restated M&A being effected, that authorized share capital of the Company be increased (the “Increase of Share Capital”):

FROM: US$312,500 divided into 122,500,000 class A ordinary shares of a par value US$0.0025 each and 2,500,000 class B ordinary shares of a par value US$0.0025 each.

TO: US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

by the creation of 4,777,500,000 authorized and unissued class A ordinary shares of a par value of US$0.0025 each and 97,500,000 class B ordinary shares of a par value US$0.0025 each.

For	Against	Abstain
1,294,500,219	30,000	0

[1]	Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

Proposal 4

TO RESOLVE as an ordinary resolution, subject to the Increase of Share Capital being effected, to adopt the fourth amended and restated memorandum and articles of association, in the form attached as Exhibit 99.4, in substitution for, and to the exclusion of, the Third Amended and Restated M&A (the “Adoption of the Fourth Amended and Restated M&A”).

For	Against	Abstain
1,294,500,219	30,000	0

1Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

Proposal 5

TO RESOLVE as an ordinary resolution to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below (the “Further Share Consolidation”):

i. at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for twenty (20) consecutive trading days and is less than US$1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of ten (10) to one (1), such that (i) every ten (10) class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.025 each, and (ii) every ten (10) class B ordinary shares of a par value of US$0.0025 each be consolidated into one class B ordinary share of a par value of US$0.025 (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO: US$12,500,000 divided into 490,000,000 class A ordinary shares of a par value US$0.025 each and 10,000,000 class B ordinary shares of a par value US$0.025 each;

ii. at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for twenty (20) consecutive trading days and is less than US$0.50 and equal to or above US$0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of twenty (20) to one (1), such that (i) every 20 class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.05 each, and (ii) every 20 class B ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class B ordinary share of a par value of US$0.05 (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO: US$12,500,000 divided into 245,000,000 class A ordinary shares of a par value US$0.05 each and 5,000,000 class B ordinary shares of a par value US$0.05 each;

iii. at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for twenty (20) consecutive trading days and is less than US$0.25 and equal to or above US$0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of fifty (50) to one (1), such that (i) every 50 class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.125 each, and (ii) every 50 class B ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class B ordinary share of a par value of US$0.125 (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO: US$12,500,000 divided into 98,000,000 class A ordinary shares of a par value US$0.125 each and 2,000,000 class B ordinary shares of a par value US$0.125 each;

iv. at any time after the conclusion of the Meeting, if the closing price of the Company’s class A ordinary shares falls below US$1.00 for five (5) consecutive trading days and is less than US$0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of eighty (80) to one (1), such that (i) every 80 class A ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class A ordinary share of a par value of US$0.2 each, and (ii) every 80 class B ordinary shares of a par value of US$0.0025 each be consolidated into one (1) class B ordinary share of a par value of US$0.2 (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$12,500,000 divided into 4,900,000,000 class A ordinary shares of a par value US$0.0025 each and 100,000,000 class B ordinary shares of a par value US$0.0025 each.

TO: US$12,500,000 divided into 61,250,000 class A ordinary shares of a par value US$0.2 each and 1,250,000 class B ordinary shares of a par value US$0.2 each.

For	Against	Abstain
1,294,500,069	30,150	0

[1]	Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

Proposal 6

TO RESOLVE a special resolution, subject to approval by the shareholders of Proposal Five, and entirely conditional upon the effectiveness of the Further Share Consolidation, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation (the “Adoption of New M&A upon the Further Share Consolidation”).

For	Against	Abstain
1,294,500,219	30,000	0

[1]	Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

Proposal 7

TO RESOLVE as an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company shall be authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Adoption of the Third Amended and Restated M&A, the Increase of Share Capital, the Adoption of the Fourth Amended and Restated M&A, the Further Share Consolidation, the Adoption of New M&A upon the Further Share Consolidation, and other proposals under the foregoing proposals, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing proposals; (b) the registered office service provider of the Company shall be authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing proposals; and (c) the Company’s share registrar and/or transfer agent shall be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”, together with the Ratification of the Share Consolidation, the Adoption of the Third Amended and Restated M&A, the Increase of Share Capital, the Adoption of the Fourth Amended and Restated M&A, the Further Share Consolidation, and the Adoption of New M&A upon the Further Share Consolidation, the “Proposals”).

The Proposals above and key related information are more fully discussed and disclosed in the accompanying Proxy Statement, which is incorporated herein and made part of this Notice. You are encouraged to review the Proxy Statement carefully and completely.

For	Against	Abstain
1,294,500,219	30,000	0

[1]	Calculated based on such number of Class A ordinary shares and Class B ordinary shares, as may be rounded to the nearest whole number due to certain shareholder with fractional shares, entitled to vote, represented and voted at the EGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: October 30, 2026	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chairperson of the Board of Directors